#507 – 1540 West 2nd Avenue Vancouver, BC V6J 1H2 Telephone: 604.662.7307 Facsimile: 604.662.3791	Freegold Ventures Limited

Box 10351, 888-700 West Georgia Street Vancouver, BC, V7Y 1G5 Telephone: (604) 718-5454 Facsimile: (604) 646-2054

NEWS RELEASE

WESTERN STANDARD OPTIONS VINASALE GOLD PROJECT IN ALASKA

Vancouver – Friday, January 22, 2010 – Freegold Ventures Limited –ITF: TSX (“Freegold”) and Western Standard Metals Ltd. – WSM: TSX.V (“Western Standard”) and are pleased to announce that they have signed an Option Agreement whereby Western Standard may earn a  50% interest in the Vinasale gold project (“Project”) located in central Alaska. The Project is located in the Kuskokwim Mineral Belt, a northeast trending belt of intrusion related gold deposits that includes the 39 million ounce Donlin Creek deposit and the past producing Nixon Fork gold mine.

The Vinasale Project is located in the McGrath Mining District in the Kuskokwim region of central Alaska.  The Kuskokwim region is underlain by sedimentary rocks of the Upper Cretaceous Kuskokwim Group that have been intruded by a suite of Late Cretaceous to Tertiary granitic rocks.  Placer gold deposits are associated with several of these intrusions and recorded production totals 2.5 million ounces.  At Vinasale, a Late Cretaceous quartz monzonite stock forms a prominent hill and is spatially and temporally associated with gold mineralization.  The stock has a number of intrusive phases and is variably altered to a mineral assemblage including silica, sericite, dolomite, chlorite, tourmaline and sulphides.  Sulphides occur as disseminations and in quartz-dolomite veins and breccias, and are primarily pyrite and arsenopyrite with lesser stibnite, sphalerite and galena, and minor silver and lead antimony sulphides.  Higher concentrations of gold are associated with zones of quartz-sulphide veining and fracturing hosted by  silica and sericite altered quartz monzonite.

Gold mineralization was first discovered at Vinasale by Central Alaskan Gold Company (CAG) in 1989.  Exploration from 1990 to 1993 by CAG and their joint venture partner, Placer Dome, consisted of soil sampling, geophysics, diamond drilling (5,285 metres in 39 holes) and metallurgy.  While the gold mineralization was found to be refractory, metallurgical testwork indicates that greater than 95% of the gold reports to the sulphide concentrate, thereby considerably reducing the volume of material required to be oxidized before extraction by cyanide.  The Project was subsequently optioned by ASA-Montague and additional soil sampling, diamond drilling (5,262 metres in 26 holes) and metallurgy were completed in 1994.  Drilling intersected significant gold values beneath multi-element soil anomalies in the Northeast, Central and South zones (Table 1).  A resource of 925,000 ounces of gold (14.5 million tonnes grading 1.95 grams/tonne) was estimated for the Central Zone by Derry Michener, Booth and Wahl (1994) as part of a Prefeasibility study.  (Note that the resource figures are historical in nature and are provide for information purposes only; they are not NI43-101 compliant and as such should not be relied upon).

Table 1: Selected drill intersections from the Vinasale deposit, central Alaska.

Hole Number	From (m)	To (m)	Interval (m)	Gold (g/t)
VM90-01	66.20	157.58	91.38	1.63
VM90-02	3.05	43.43	40.39	1.37
VM90-03	18.90	71.63	52.73	2.46
VM91-01	0.00	177.39	177.39	1.91
VM91-03	1.01	171.91	170.90	0.89
VM91-09	0.00	25.30	25.30	2.28
VM91-28	37.03	54.25	17.22	1.76
VM91-34	105.34	152.06	46.73	0.59
VM91-35	0.00	36.58	36.58	0.98
VM91-35	91.44	195.53	104.09	1.52
VM94-01	12.19	183.18	170.99	1.14
VM94-03	9.14	79.25	70.10	1.42
VM94-03	153.92	187.45	33.53	1.44
VM94-04	67.97	115.21	47.24	0.58
VM94-05	197.51	218.24	20.73	1.67
VM94-06	121.31	179.22	57.91	0.91
VM94-07	25.30	179.83	154.53	1.91
VM94-08	16.15	90.83	74.68	1.63
VM94-10	0.00	117.81	117.81	1.38
VM94-10	145.69	357.53	211.84	1.25
VM94-11	82.30	313.94	231.65	2.06
VM94-12	133.50	209.55	76.05	1.86
VM94-13	25.91	169.16	143.25	1.81
VM94-13	181.36	268.22	86.86	1.12
VM94-18	49.68	373.08	323.40	1.36
VM94-24	4.57	198.12	193.55	1.29
VM94-26	78.64	150.27	71.63	1.04

Freegold entered into a Mining Exploration Agreement with an Option to Lease the Vinasale Project from Doyon Limited, an Alaskan Native Regional Corporation in 2007. Since that time, Freegold has completed an airborne survey and a regional geochemical survey and a ground based induced polarization and magnetic survey over the northern part of the deposit.  This work has identified chargeability and resistivity targets associated with the northern edge of the Vinasale stock as well as regional targets that require follow-up exploration.

The Vinasale Project is located approximately 310 kilometres northwest of Anchorage and 26 kilometres south of McGrath.  Access to the Project area is by helicopter from a base in McGrath and daily commercial flights connect McGrath with Anchorage.  The McGrath airstrip is adequate to handle large bulk aircraft and the Kuskokwim River is navigable to McGrath from Bethel, a port city.  McGrath can provide basic services such as labour, housing, office space, communication and logistics.

Western Standard has the option to earn a 50% interest in the Project by paying Freegold CAD$350,000 on execution and by incurring exploration expenses of US$6,500,000 over three years according to the schedule shown in Table 2.  Western Standard will be the operator of the Project until such time as the option is fulfilled and a joint venture is formed.

Table 2: Exploration Expenses

Anniversary Date	Exploration Expenditures
December 31, 2010	US$1,500,000
December 31, 2011	US$2,250,000
December 31, 2012	US$2,750,000
TOTAL	US$6,500,000

Western Standard plans an initial exploration program consisting of data compilation and verification to identify targets for follow up in 2010.  The exploration program will include geophysics, geochemistry and diamond drilling with the objective of expanding the existing resource as well as identifying new areas that may have the potential to host additional resources.  In addition to the exploration program, Western Standard will collect samples for metallurgical testwork.  Western Standard is targeting large, bulk mineable gold deposits in their exploration program.

Information in this News Release was extracted from Technical Reports written by an independent Qualified Person and a drill hole database supplied to Western Standard by Freegold; Western Standard at this time has not verified the quality of this data.  Walter Melnyk, P.Eng., President of Western Standard Metals Ltd., is a Qualified Person as defined by National Instrument 43-101 and has reviewed the technical disclosure contained in this News Release.

Curtis J. Freeman, M.Sc., Geological Consultant to Freegold Ventures Limited is a Qualified Person as defined by National Instrument 43-101 and has reviewed the technical disclosure contained in this News Release.

About Western Standard Metals Ltd.

Western Standard Metals Ltd. is a newly re-organized Canadian based company with a focus on acquisition, exploration and development of gold properties in North America.  Western Standard recently acquired a 100% interest in the Almaden Gold Project in Idaho, United States, which hosts a NI43-101 compliant measured resource of 239,000 ounces of gold (9,810,000 tonnes grading 0.754 g/t), an indicated resource of 625,000 ounces of gold (29,250,000 tonnes grading 0.651 g/t), and an inferred resource of 84,000 ounces of gold (4,780,000 tonnes grading 0.549 g/t), at the cut-off grades of 0.274 g/t, 0.411 g/t, and 0.789 g/t grams per tonne for the oxide, mixed, and sulfide mineralization, respectively.

About Freegold Ventures Limited

Freegold is a TSX listed company focused on the exploration of gold projects in Alaska.  In addition to the Golden Summit Project, the company holds a 100% in lease interest in the Rob gold project, near the Pogo Gold Mine in the Goodpaster Mining District of Alaska and has an exploration agreement with option to lease the Vinasale Gold project in central Alaska.

FREEGOLD VENTURES LIMITED

WESTERN STANDARD METALS LTD.

 “Kristina Walcott”

“Walter Melnyk”

President and CEO

President

DISCLAIMER - This press release contains "forward-looking information" within the meaning of Canadian securities laws including, without limitation, statements and information regarding the Company's exploration operations and financing needs.  Such forward-looking information reflects the current expectations or beliefs of the Company.  Forward-looking information is subject to a number of risks, assumptions and uncertainties that may cause the actual results of the Company to differ materially from those discussed herein, including the possibility that future exploration results will not be consistent with the Company's expectations, the uncertainties involved in interpreting exploration results, other inherent risks in the mineral exploration and development industry and the possibility that the loan facilities will not be completed or completed on terms not currently contemplated by the Company.  Readers are cautioned not to place undue reliance on forward-looking information because it is possible that expectations, predictions, forecasts, projections and other form of forward-looking information will not be achieved by the Company.  A change in any one of these factors could cause actual events or results to differ materially from those projected in the forward-looking information. Although the Company believes that the expectations reflected in such forward-looking statements and information are reasonable, the Company can give no assurance that such expectations will prove to be correct.  Forward-looking statements and information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the Company and described in the forward-looking statements or information.  The forward-looking statements and information are based on a number of assumptions which may prove to be incorrect.  In addition to other assumptions identified herein, the Company has made assumptions regarding, among other things, the ability to conduct exploration activities in a timely manner and in accordance with the Company's drilling program, the availability and costs of financing, the degree of risk that credit approvals may be delayed or withheld, and other risks and uncertainties described elsewhere in this document or in the Company's other filings with Canadian securities authorities.  Such forward-looking information speaks only as of the date on which it is made and, unless required by applicable securities laws, the Company undertakes no obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise.  CUSIP: 45953B107

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